Mark J. DeCesaris
Chief Financial Officer

TEL +1-212-492-1140
FAX +1-212-492-8922
mdecesaris@wpcarey.com
September 7, 2011
VIA EDGAR AND BY FEDERAL EXPRESS
Mr. Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	Corporate Property Associates 17 — Global Incorporated
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 18, 2011
Form 10-Q/A for Quarterly Period Ended March 31, 2011
Filed May 17, 2011
File No. 000-52891
Dear Mr. McTiernan:
Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated August 23, 2011 with respect to the Form 10-K for the year ended December 31, 2010 and the Form 10-Q/A for the quarterly period ended March 31, 2011 filed by Corporate Property Associates 17 — Global Incorporated (the “Company”). Please note that for the Staff’s convenience, the Company has recited each of the Staff’s comments in bold, and provided the Company’s response to each comment immediately thereafter.

Mr. Michael McTiernan
Corporate Property Associates 17 — Global Incorporated
September 7, 2011

Form 10-K filed March 18, 2011
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Acquisition Costs, page 67
1.	We note your response to our prior comment eight. Please provide a more robust response to tell us how you determined that the sale leaseback transactions do not have processes. Within your response, please tell us why the execution of the lease was not deemed to be a process and who manages the property. Additionally, regarding your direct financing leases, please tell us how you determined these transactions are acquisitions of financial assets, as it appears that you are acquiring land, building and a direct finance lease. Lastly, please tell us whether the company accounted for similar transactions as business combinations or assets purchases prior to the adoption the revised accounting standard. Please ensure to reference the authoritative accounting literature management relied upon.
General Background
In our sale leaseback transactions, the Company legally acquires property (land and building) from a single seller/lessee, and concurrent with the acquisition, the Company leases the entire property back to the seller under a long term (generally 15 to 20 years), triple-net lease. Effectively, the seller/lessee continues to utilize the property, manage and incur the costs in a manner consistent with the period prior to the sale-leaseback transaction. The Company does not generally engage in a transaction whereby it would acquire a property from a party other than the seller/lessee in a sales leaseback transaction.
Management of Properties
Under the terms of the Company’s triple-net leases, the seller/lessee is required to manage and pay for all of the activities associated with the property, including performing physical maintenance, obtaining property and liability insurance, paying real estate taxes, performing structural repairs and other operating expenses. The Company does not currently have an internal function that would enable it to provide the type of

Mr. Michael McTiernan
Corporate Property Associates 17 — Global Incorporated
September 7, 2011

day-to-day property management functions that are required for the ongoing operation of these assets by tenants other than the seller/lessee.
Process and Evaluation of Operating Leases
The table below sets out the types of relevant processes in our industry that may indicate the acquisition of a business as compared to indicators the Company believes can be viewed as purely administrative, which may not be indicative of a business combination.

Not necessarily indicators of business
Indicators of business combination		combination on their own
Substantive processes and/or services acquired or provided:		Administrative processes and/or ancillary services acquired or provided (1):
—	Lease management (e.g., rent reviews, negotiation of terms)	—	Security
—	Selection of tenants	—	Cleaning
—	Investment decisions	—	Rent collection/invoicing
—	Management of common areas	—	Caretaker
—	Marketing decisions	—	Accounting, billing and payroll

(1)	As noted in ASC 805-10-55-4 (b), “Accounting, billing, payroll and other administrative systems typically are not processes used to create outputs.”
The Company observed that none of the indicators of a business combination above represent processes acquired by the Company in relation to its sales leaseback transactions. The Company’s post-acquisition processes predominantly represent administrative billing activities and ongoing monitoring of the tenant’s performance under the terms of the lease. The Company does not acquire any processes associated with the negotiation or execution of the lease agreement since the lease is negotiated with the seller/lessee concurrent with the sale leaseback transaction. In addition, the Company does not acquire a leasing process as part of these transactions. Further, the Company does not have an internal leasing function (i.e.., the Company does not have internal leasing agents) that would enable it to perform re-tenanting activities upon expiration or termination of the lease; generally, the Company would engage a third party broker to lease or sell a property upon expiration or termination of a lease.
Under the revised guidance of ASC 805-10-55, most acquisitions of rental real estate properties (malls, apartments, multi-tenant office buildings, etc.) constitute the

Mr. Michael McTiernan
Corporate Property Associates 17 — Global Incorporated
September 7, 2011

acquisition of a business because they contain (or require for ongoing management/operation of the asset) many of the indicators of a business combination described in the table above, including the acquisition of processes for: negotiating leases for multi-tenant facilities, performing property management activities, allocating common costs amongst tenants (common area maintenance and other related rent bill-backs, etc.) and obtaining and hiring property level personnel (landscaping, maintenance, security, etc.). These processes are not present in our sale-leaseback transactions.
Accordingly, as part of a sale-leaseback transaction, the Company does not acquire any processes it did not previously possess and, therefore the Company concluded that it does not acquire any substantive processes that would be indicative of a business combination.
Evaluation of Direct Finance Leases
The Company’s investments that are classified as direct financing leases have the same characteristics as those described in the preceding paragraphs in terms of the overall structure of the transaction and the Company’s involvement with managing the property and the overall structure of the transaction. As noted, the Company does not acquire properties from third parties and then lease to tenants; rather, the execution of the lease is done concurrently with the legal purchase of the property. Accordingly, the Company’s investment is predominantly (where the Company retains some interest in the residual economic benefits of the lease, which by definition is relatively minor in relation to the overall lease) and in some cases exclusively (where the Company obtains no economic interest in the residual economic benefits of the lease) a financial asset (i.e., a capital lease). In addition to the factors discussed above, properties acquired that are subject to direct financing leases are considered financial assets and recorded as net investments based on the guidance provided in ASC 840-30-30-11.
Prior GAAP
Prior to January 1, 2009, the Company (and most companies with rental real estate property acquisitions in general) accounted for these types of acquisitions as asset acquisitions because they did not meet the definition of a business under EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” as significant processes/personnel were not acquired.

Mr. Michael McTiernan
Corporate Property Associates 17 — Global Incorporated
September 7, 2011

Form 10Q/A for the quarterly period ended March 31, 2011 filed May 17, 2011
Financial Statements
Notes to Consolidated Financial Statements
Note 6. Equity Investments in Real Estate
Acquisition of Equity Investment, page 12
2.	We have reviewed your response to comment number 11. Please provide additional information regarding the shared control provisions. Specifically, tell us the major decisions that require agreement by all parties and how disputes are to be resolved.
The interests that the Company holds in the properties leased to C-1000 Logistiek Vastgoed B.V., a Dutch supermarket company, represent tenant-in-common interests. All tenants-in-common hold an individual, undivided ownership interest in the subject property. Undivided ownership interests are arrangements in which two or more parties jointly own the subject property and the title is held individually to the extent of each party’s interest. Based upon the nature of such interests, the Company concluded that consolidation guidance is not appropriate, as consolidation guidance applies to the consolidation of separate legal entities.
Rather, the Company determined that the equity method of accounting is the appropriate method of accounting for its tenant-in-common interests based on the guidance in ASC 970-810-45-1, which states:
An investment in real property may be presented by recording the undivided interest in the assets, liabilities, revenue, and expenses of the venture if all of the following conditions are met:
a. The real property is owned by undivided interests.
b. The approval of two or more of the owners is not required for decisions regarding the financing, development, sale, or operations of real estate owned.
c. Each investor is entitled to only its pro rata share of income.
d. Each investor is responsible to pay only its pro rata share of expenses.

Mr. Michael McTiernan
Corporate Property Associates 17 — Global Incorporated
September 7, 2011

e. Each investor is severally liable only for indebtedness it incurs in connection with its interest in the property
As the investments require approval of all of the co-tenants, condition (b) above is not met. In addition, the Company considered industry guidance in ASC 970-323-25-12, which states:
...Most real estate ventures with ownership in the form of undivided interests are subject to some level of joint control. Accordingly, the division believes that such investments should be presented in the same manner as investments in noncontrolled partnerships.
The Company also considered the guidance in ASC 930-810-45-1, which states:
A proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method of accounting unless the investee is in either the construction industry (see paragraph 910-810-45-1) or an extractive industry (as discussed in paragraph 932-810-45-1).
As both arrangements are subject to some level of joint control, the Company believes that the equity method of accounting is the appropriate method of accounting in this instance.
We thank the Staff for its attention to this filing. If you have any questions regarding our responses, please contact me at 212-492-1140.

Sincerely,

/s/ Mark J. DeCesaris Mark J. DeCesaris
Chief Financial Officer

cc:	Kevin Woody Jennifer Monick